Exhibit 17.3

Dear Members of the Board,

Please accept this letter as my formal resignation from the Board of Directors of Anavex Life Sciences, effective October 28, 2026.

After careful consideration, I have concluded that my personal views regarding the Company’s strategy to execute its business plan do not sufficiently align with those of the Board and management. Given these differences, I believe it is appropriate for me to step down from my position.

I appreciate the opportunity to have served briefly on the Board and to have worked alongside my fellow directors. I wish the Company and its stakeholders continued success.

Sincerely,

Adrian Senderowicz, MD